September 21, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Touchstone Funds Group Trust (File Nos. 002-80859; 811-03651)

Dear Sir or Madam:
We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 129 (the “Amendment”) to the Trust’s registration statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 60 days after filing. No fees are required in connection with this filing.
The Amendment is being filed for the purpose of creating a new share class of an existing series of the Trust: Class R6 shares for Touchstone Impact Bond Fund.

Please direct any comments or questions on this filing to the undersigned at (513) 357-6029.

Best regards,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz, Esq.
Senior Counsel